April 2, 2025

Sheli Fitzgerald
Chief Executive Officer and President
GMF Leasing LLC
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

Daniel E. Berce
President and Chief Executive Officer
ACAR Leasing Ltd.
1100 North Market Street
Wilmington, Delaware 19890

        Re: GMF Leasing LLC
            ACAR Leasing Ltd.
            Registration Statement on Form SF-3
            Filed March 6, 2025
            File Nos. 333-285619 and 333-285619-01
Dear Sheli Fitzgerald and Daniel E. Berce:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 April 2, 2025
Page 2

2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General
       Instruction I.B.1(e) of Form SF-3.
3. We note your disclosure throughout your form of prospectus regarding the issuance of one or more Exchange Notes, representing amounts generated on a designated pool of leases and related leased vehicles. Please register such Exchange Notes and any other underlying notes that have been or will be issued in connection with an offering of asset-backed securities under this registration statement, and update the filing fee table included as Exhibit 107 accordingly. Refer to Section III.A.6. of Release No. 33-8518
       (Dec. 22, 2004) and Securities Act Rule 190(c) and (d).
Underwriting, page 171

4.     We note your disclosure on page 173 that the underwriters may create a short
       position    in the notes in connection with an offering. Please explain how this
       disclosure is consistent with Securities Act Rule 192 and revise this disclosure to qualify it as subject to Rule 192.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance